Exhibit 99.9

IFRS USD Earnings Release

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Balance Sheets as on

(Dollars in millions except equity share)

	Note	September 30, 2015	March 31, 2015
ASSETS
Current assets
Cash and cash equivalents	2.1	4,566	4,859
Available-for-sale financial assets	2.2	89	140
Trade receivables		1,585	1,554
Unbilled revenue		524	455
Prepayments and other current assets	2.4	714	527
Derivative financial instruments	2.7	4	16
Total current assets		7,482	7,551
Non-current assets
Property, plant and equipment	2.5	1,477	1,460
Goodwill	2.6	559	495
Intangible assets		140	102
Investment in associate		15	15
Available-for-sale financial assets	2.2	245	215
Deferred income tax assets		78	85
Income tax assets		715	654
Other non-current assets	2.4	99	38
Total Non-current assets		3,328	3,064
Total assets		10,810	10,615
LIABILITIES AND EQUITY
Current liabilities
Trade payables		17	22
Derivative financial instruments	2.7	2	–
Current income tax liabilities		476	451
Client deposits		3	4
Unearned revenue		169	168
Employee benefit obligations		183	171
Provisions	2.8	66	77
Other current liabilities	2.9	1,090	927
Total current liabilities		2,006	1,820
Non-current liabilities
Deferred income tax liabilities		42	25
Other non-current liabilities	2.9	19	8
Total liabilities		2,067	1,853
Equity
Share capital - 5 ($0.16) par value 2,400,000,000 (1,200,000,000) equity shares authorized, issued and outstanding 2,285,619,380 (1,142,805,132) net of 11,325,284 (5,667,200) treasury shares, as of September 30, 2015 (March 31, 2015), respectively		199	109
Share premium		569	659
Retained earnings		10,449	10,090
Other reserves		–	–
Other components of equity		(2,474)	(2,096)
Total equity attributable to equity holders of the company		8,743	8,762
Non-controlling interests		–	–
Total equity		8,743	8,762
Total liabilities and equity		10,810	10,615

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements for and on behalf of the Board of Directors of Infosys Limited

	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	Roopa Kudva Director

Bangalore October 12, 2015	Rajiv Bansal Chief Financial Officer	A.G.S. Manikantha Company Secretary

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income

(Dollars in millions except equity share and per equity share data)

	Note	Three months ended September 30,		Six months ended September 30,
		2015	2014	2015	2014
Revenues		2,392	2,201	4,647	4,334
Cost of sales	2.15	1,488	1,353	2,922	2,697
Gross profit		904	848	1,725	1,637
Operating expenses:
Selling and marketing expenses	2.15	129	127	258	238
Administrative expenses	2.15	165	146	316	288
Total operating expenses		294	273	574	526
Operating profit		610	575	1,151	1,111
Other income, net		121	144	240	283
Share in associate's profit / (loss)		–	–	–	–
Profit before income taxes		731	719	1,391	1,394
Income tax expense	2.11	212	208	396	401
Net profit		519	511	995	993
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurements of the net defined benefit liability/asset		(1)	(1)	(2)	(4)
		(1)	(1)	(2)	(4)
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial assets	2.2 & 2.11	5	5	3	8
Exchange differences on translation of foreign operations		(242)	(223)	(379)	(259)
		(237)	(218)	(376)	(251)
Total other comprehensive income, net of tax		(238)	(219)	(378)	(255)
Total comprehensive income		281	292	617	738
Profit attributable to:
Owners of the company		519	511	995	993
Non-controlling interests		–	–	–	–
		519	511	995	993
Total comprehensive income attributable to:
Owners of the company		281	292	617	738
Non-controlling interests		–	–	–	–
		281	292	617	738
Earnings per equity share
Basic ($)		0.23	0.22	0.44	0.43
Diluted ($)		0.23	0.22	0.44	0.43
Weighted average equity shares used in computing earnings per equity share	2.12
Basic		2,285,614,029	2,285,610,264	2,285,612,157	2,285,610,264
Diluted		2,285,713,042	2,285,616,112	2,285,696,678	2,285,613,188

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements for and on behalf of the Board of Directors of Infosys Limited

	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	Roopa Kudva Director

Bangalore October 12, 2015	Rajiv Bansal Chief Financial Officer	A.G.S. Manikantha Company Secretary

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(Dollars in millions except equity share data)

	Shares(2)	Share capital	Share premium	Retained earnings	Other reserves (3)	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2014	571,402,566	64	704	8,892	–	(1,727)	7,933
Changes in equity for the six months ended September 30, 2014
Remeasurement of the net defined benefit liability/asset, net of tax effect	–	–	–	–	–	(4)	(4)
Dividends (including corporate dividend tax)	–	–	–	(479)	–	–	(479)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.11)	–	–	–	–	–	8	8
Net profit	–	–	–	993	–	–	993
Exchange differences on translation of foreign operations	–	–	–	–	–	(259)	(259)
Balance as of September 30, 2014	571,402,566	64	704	9,406	–	(1,982)	8,192
Balance as of April 1, 2015	1,142,805,132	109	659	10,090	–	(2,096)	8,762
Changes in equity for the six months ended September 30, 2015
Shares issued on exercise of employee stock options	9,116	–	–	–	–	–	–
Increase in share capital on account of bonus issue(1) (Refer Note 2.17)	1,142,805,132	90	–	–	–	–	90
Amount utilized for bonus issue(1) (Refer Note 2.17)	–	–	(90)	–	–	–	(90)
Transfer to other reserves	–	–	–	(40)	40	–	–
Transfer from other reserves on utilization	–	–	–	40	(40)	–	–
Remeasurement of the net defined benefit liability/asset, net of tax effect	–	–	–	–	–	(2)	(2)
Dividends (including corporate dividend tax)	–	–	–	(636)	–	–	(636)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.11)	–	–	–	–	–	3	3
Net profit	–	–	–	995	–	–	995
Exchange differences on translation of foreign operations	–	–	–	–	–	(379)	(379)
Balance as of September 30, 2015	2,285,619,380	199	569	10,449	–	(2,474)	8,743

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

(1)	net of treasury shares
(2)	excludes treasury shares of 11,325,284 as of September 30, 2015, 5,667,200 as of April 1, 2015 and 2,833,600 each as of September 30, 2014 and April 1, 2014, held by consolidated trust.
(3)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

for and on behalf of the Board of Directors of Infosys Limited

	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	Roopa Kudva Director

Bangalore October 12, 2015	Rajiv Bansal Chief Financial Officer	A.G.S. Manikantha Company Secretary

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Dollars in millions)

	Six months ended September 30,
	2015	2014
Operating activities:
Net Profit	995	993
Adjustments to reconcile net profit to net cash provided by operating activities :
Depreciation and amortisation	104	86
Income from available-for-sale financial assets and certificates of deposit	(15)	(30)
Income tax expense	396	401
Effect of exchange rate changes on assets and liabilities	8	3
Deferred purchase price	19	19
Provisions for doubtful trade receivable	1	28
Other adjustments	12	6
Changes in Working Capital
Trade receivables	(98)	(142)
Prepayments and other assets	(262)	2
Unbilled revenue	(92)	(23)
Trade payables	(5)	(3)
Client deposits	(1)	(3)
Unearned revenue	9	30
Other liabilities and provisions	198	130
Cash generated from operations	1,269	1,497
Income taxes paid	(443)	(326)
Net cash provided by operating activities	826	1,171
Investing activities:
Expenditure on property, plant and equipment, net of sale proceeds, including changes in retention money and capital creditors	(195)	(168)
Loans to employees	(1)	(5)
Deposits placed with corporation	(4)	1
Income from available-for-sale financial assets and certificates of deposit	14	30
Payment for acquisition of business, net of cash acquired	(87)	–
Investment in preference securities	(3)	–
Investment in other available-for-sale financial assets	(2)	–
Investment in quoted debt securities	(31)	–
Redemption of certificates of deposit	–	121
Investment in liquid mutual funds	(2,115)	(1,999)
Redemption of liquid mutual funds	2,156	1,741
Investment in fixed maturity plan securities	–	(5)
Redemption of fixed maturity plan securities	5	5
Net cash used in investing activities	(263)	(279)
Financing activities:
Payment of dividend (including corporate dividend tax)	(636)	(479)
Net cash used in financing activities	(636)	(479)
Effect of exchange rate changes on cash and cash equivalents	(220)	(140)
Net increase/(decrease) in cash and cash equivalents	(73)	413
Cash and cash equivalents at the beginning	4,859	4,331
Cash and cash equivalents at the end	4,566	4,604
Supplementary information:
Restricted cash balance	58	57

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements for and on behalf of the Board of Directors of Infosys Limited

	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	Roopa Kudva Director

Bangalore October 12, 2015	Rajiv Bansal Chief Financial Officer	A.G.S Manikantha Company Secretary

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1	Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), NYSE Euronext London and NYSE Euronext Paris.

The Group's unaudited condensed consolidated interim financial statements are authorized for issue by the company's Board of Directors on October 12, 2015.

1.2	Basis of preparation of financial statements

These condensed consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and in accordance with IAS 34, Interim Financial Reporting, under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accordingly, these condensed consolidated interim financial statements do not include all the information required for a complete set of financial statements. These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the year ended March 31, 2015. Accounting policies have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

Associates are entities over which the group has significant influence but not control. Investments in associates are accounted for using the equity method. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The group’s investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions (also refer to note 2.11).

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

1.6 Revenue recognition

The company derives revenues primarily from software related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognised ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognised ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.5)

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Employee benefits

1.9.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the group

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/asset are recognized in other comprehensive income. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

1.9.2 Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.9.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

1.9.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.10 Share - based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

1.11 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.12 Recent accounting pronouncements

1.12.1 Standards issued but not yet effective

IFRS 9 Financial instruments: In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the requirements of IFRS 9 and the impact on the consolidated financial statements.

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted.

In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017. The Group has not yet selected a transition method and is evaluating the impact of IFRS 15 on the consolidated financial statements.

2. Notes to the Unaudited Condensed Consolidated Interim Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

	As of
	September 30, 2015	March 31, 2015
Cash and bank deposits	3,774	4,192
Deposits with corporations	792	667
	4,566	4,859

Cash and cash equivalents as of September 30, 2015 and March 31, 2015 include restricted cash and bank balances of $58 million each. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents :

(Dollars in millions)

	As of
	September 30, 2015	March 31, 2015
Current accounts
ANZ Bank, Taiwan	1	1
Banamex Bank, Mexico	1	2
Bank of America, Mexico	4	4
Bank of America, USA	123	115
Bank Zachodni WBK S.A, Poland	1	1
Barclays Bank, UK	1	2
Bank Leumi, Israel (US Dollar account)	2	1
Bank Leumi, Israel (Israeli Sheqel account)	2	2
China Merchants Bank, China	2	1
Citibank N.A, China	10	3
Citibank N.A., China (U.S. Dollar account)	12	4
Citibank N.A., Costa Rica	–	1
Citibank N.A., Czech Republic	1	1
Citibank N.A., Australia	9	4
Citibank N.A., Brazil	1	4
Citibank N.A., Dubai	1	–
Citibank N.A., India	–	1
Citibank N.A., Japan	6	3
Citibank N.A., New Zealand	1	1
Citibank N.A., Singapore	1	–
Citibank N.A., South Africa	1	1
CitiBank N.A., USA	5	–
CitiBank N.A., EEFC (U.S. Dollar account)	1	–
Commerzbank, Germany	3	3
Deutsche Bank, India	3	1
Deutsche Bank, Philippines	1	1
Deutsche Bank, Philippines (U.S. Dollar account)	–	1
Deutsche Bank, Poland	2	3
Deutsche Bank, EEFC (Euro account)	2	1
Deutsche Bank, EEFC (Swiss Franc account)	1	1
Deutsche Bank, EEFC (U.S. Dollar account)	5	1
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	1	1
Deutsche Bank, Belgium	4	2
Deutsche Bank, Czech Republic	1	1
Deutsche Bank, Czech Republic (Euro account)	1	–
Deutsche Bank, Czech Republic (U.S. Dollar account)	5	3
Deutsche Bank, France	1	–
Deutsche Bank, Germany	4	1
Deutsche Bank, Netherlands	4	–
Deutsche Bank, Singapore	1	1
Deutsche Bank, United Kingdom	31	4
HSBC Bank, Brazil	–	1
HSBC Bank, Hong Kong	2	7
ICICI Bank, India	3	5
ICICI Bank, EEFC (U.S. Dollar account)	1	2
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	1	–
ICICI Bank-Unpaid dividend account	1	–
ING Bank, Belgium	1	–
Nordbanken, Sweden	1	1
Punjab National Bank, India	–	1
Raiffeisen Bank, Romania	–	–
Royal Bank of Scotland, China	1	7
Royal Bank of Scotland, China (U.S. Dollar account)	1	7
Royal Bank of Canada, Canada	5	3
Silicon Valley Bank, USA	1	11
Silicon Valley Bank, (Euro account)	9	3
Silicon Valley Bank, (United Kingdom Pound Sterling account)	2	1
Union Bank of Switzerland AG	4	2
Union Bank of Switzerland AG, (U.S. Dollar Account)	1	–
Union Bank of Switzerland AG, (Euro Account)	1	1
Wells Fargo Bank N.A., USA	6	6
Westpac, Australia	1	1
	298	236
Deposit accounts
Allahabad Bank	30	32
Andhra Bank	43	27
Axis Bank	228	239
Bank of Baroda	365	383
Bank of India	368	431
Canara Bank	358	501
Central Bank of India	207	221
Citibank	11	–
Corporation Bank	169	204
Deutsche Bank, Poland	28	19
Development Bank of Singapore	–	6
HDFC Bank Ltd.	394	336
ICICI Bank	478	507
IDBI Bank	36	137
Indian Overseas Bank	44	104
Indusind Bank	38	12
ING Vysya Bank	–	16
Kotak Mahindra Bank Limited	15	1
National Australia Bank Limited	5	14
Oriental Bank of Commerce	229	253
Punjab National Bank	23	95
South Indian Bank	4	4
State Bank of India	9	9
Syndicate Bank	68	65
Union Bank of India	162	168
Vijaya Bank	41	75
Yes Bank	123	97
	3,476	3,956
Deposits with corporations
HDFC Limited, India	792	667
	792	667
Total	4,566	4,859

2.2 Available-for-sale financial assets

Investments in mutual fund units, quoted debt securities and unquoted equity and preference securities are classified as available-for-sale financial assets.

Cost and fair value of these investments are as follows:

(Dollars in millions)

	As of
	September 30, 2015	March 31, 2015
Current
Mutual fund units:
Liquid mutual fund units
Cost and fair value	88	135
Quoted debt securities:
Cost	1	–
Gross unrealized holding gains/(losses)	–	–
Fair value	1	–
Fixed Maturity Plan Securities
Cost	–	5
Gross unrealized holding gains	–	–
Fair value	–	5
	89	140
Non-current
Quoted debt securities:
Cost	237	216
Gross unrealized holding gains/(losses)	2	(1)
Fair value	239	215
Unquoted equity and preference securities:
Cost	4	–
Gross unrealized holding gains	–	–
Fair value	4	–
Others:
Cost	2	–
Gross unrealized holding gains	–	–
Fair value	2	–
	245	215
Total available-for-sale financial assets	334	355

Mutual fund units:

Liquid mutual funds:

The fair value of liquid mutual funds as of September 30, 2015 and March 31, 2015 was $88 million and $135 million, respectively. The fair value is based on quoted prices.

Fixed maturity plan securities:

During the six months ended September 30, 2015, the company redeemed fixed maturity plans securities of $5 million. On redemption, the unrealised gain of less than $1 million pertaining to these securities has been reclassified from other comprehensive income to profit or loss.

The fair value of fixed maturity plan securities as of March 31, 2015 is $5 million. The fair value is based on quotes reflected in actual transactions in similar instruments as available on March 31, 2015. The net unrealized loss of less than $1 million, net of taxes has been recognized in other comprehensive income for each of the three months and six months ended September 30, 2014, respectively (Refer to note 2.11).

Quoted debt securities:

The fair value of quoted debt securities as on September 30, 2015 and March 31, 2015 was $240 million and $215 million, respectively. The net unrealized gain of $5 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the three months ended September 30, 2015. The net unrealized gain of $3 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the six months ended September 30, 2015. The net unrealized gain of $5 million and $8 million, net of taxes has been recognized in other comprehensive income for the three months and six months ended September 30, 2014 (Refer note 2.11). The fair value is based on the quoted prices and market observable inputs.

2.3 Business combination

Panaya

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $225 million.

Panaya’s CloudQuality™ suite positions Infosys to bring automation to several of its service lines via an agile SaaS model, and helps mitigate risk, reduce costs and shorten time to market for clients. This will help free Infosys from many repetitive tasks allowing it to focus on important, strategic challenges faced by clients. Panaya’s proven technology would help to simplify the costs and complexities faced by businesses in managing their enterprise application landscapes. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	2	–	2
Net current assets(1)	6	–	6
Intangible assets – technology	–	39	39
Intangible assets – trade name	–	3	3
Intangible assets – customer contracts and relationships	–	13	13
Intangible assets – non compete agreements	–	4	4
Deferred tax liabilities on intangible assets	–	(16)	(16)
	8	43	51
Goodwill			174
Total purchase price			225

(1) Includes cash and cash equivalents acquired of $19 million.

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is $9 million and the amounts have been largely collected.

The fair value of total cash consideration as at the acquisition date was $225 million.

The transaction costs of $4 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for year ended March 31, 2015.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million and a contingent consideration of up to $20 million.

Infosys expects to help its clients bring new digital experiences to their customers through IP-led technology offerings, new automation tools and unparalleled skill and expertise in these new emerging areas. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(1)	6	–	6
Intangible assets – technology	–	21	21
Intangible assets – trade name	–	2	2
Intangible assets - customer contracts and relationships	–	27	27
Deferred tax liabilities on Intangible assets	–	(20)	(20)
	6	30	36
Goodwill			71
Total purchase price			107

(1) Includes cash and cash equivalents acquired of $4 million.

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is $9 million and the amounts have been largely collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)

Component	Consideration settled
Cash paid	91
Fair value of contingent consideration	16
Total purchase price	107

The payment of contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Kallidus on achievement of certain financial targets. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 14% and the probabilities of achievement of the financial targets.

The transaction costs of $2 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the three months ended June 30, 2015.

EdgeVerve System Limited

EdgeVerve was created as a wholly owned subsidiary to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders authorised the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The company had undertaken an enterprise valuation by an independent valuer and accordingly the business was transferred for a consideration of $70 million with effect from July 1, 2014 which was settled through the issue of fully paid up equity shares.

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

Finacle and Edge Services

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore (approximately $491 million) and 177 crore (approximately $27 million) for Finacle and Edge Services, respectively. The consideration will be settled through the issue of equity and debentures subject to the approval of the shareholders of EdgeVerve.

The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

	As of
	September 30, 2015	March 31, 2015
Current
Rental deposits	4	4
Security deposits	1	1
Loans and advances to employees	33	35
Prepaid expenses (1)	15	16
Interest accrued and not due	209	63
Withholding taxes (1)	231	218
Deposit with corporation	171	176
Deferred contract cost(1)	5	–
Advance payments to vendors for supply of goods (1)	20	13
Other assets	25	1
	714	527
Non-Current
Loans and advances to employees	6	5
Security deposits	11	11
Deposit with corporation	9	9
Prepaid gratuity (1)	3	4
Prepaid expenses (1)	1	1
Deferred contract cost(1)	55	–
Rental Deposits	14	8
	99	38
	813	565
Financial assets in prepayments and other assets	483	313

(1) Non financial assets

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverables. Security deposits relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2015:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of July 1, 2015	248	936	345	573	193	5	247	2,547
Additions	1	8	15	29	5	–	39	97
Deletions	–	–	(1)	(37)	–	–	–	(38)
Translation difference	(7)	(27)	(10)	(16)	(6)	–	(8)	(74)
Gross carrying value as of September 30, 2015	242	917	349	549	192	5	278	2,532
Accumulated depreciation as of July 1, 2015	(3)	(320)	(214)	(377)	(136)	(3)	–	(1,053)
Depreciation	–	(9)	(11)	(22)	(6)	–	–	(48)
Accumulated depreciation on deletions	–	–	1	15	–	–	–	16
Translation difference	1	10	5	10	4	–	–	30
Accumulated depreciation as of September 30, 2015	(2)	(319)	(219)	(374)	(138)	(3)	–	(1,055)
Carrying value as of July 1, 2015	245	616	131	196	57	2	247	1,494
Carrying value as of September 30, 2015	240	598	130	175	54	2	278	1,477

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2014:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of July 1, 2014	216	845	288	460	169	5	319	2,302
Additions	37	41	21	27	9	–	–	135
Deletions	–	–	(1)	(3)	–	(1)	(45)	(50)
Translation difference	(5)	(23)	(7)	(13)	(5)	1	(8)	(60)
Gross carrying value as of September 30, 2014	248	863	301	471	173	5	266	2,327
Accumulated depreciation as of July 1, 2014	–	(305)	(183)	(339)	(119)	(2)	–	(948)
Depreciation	(2)	(8)	(11)	(15)	(8)	–	–	(44)
Accumulated depreciation on deletions	–	–	1	1	–	–	–	2
Translation difference	–	8	3	10	3	(1)	–	23
Accumulated depreciation as of September 30, 2014	(2)	(305)	(190)	(343)	(124)	(3)	–	(967)
Carrying value as of July 1, 2014	216	540	105	121	50	3	319	1,354
Carrying value as of September 30, 2014	246	558	111	128	49	2	266	1,360

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2015:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2015	250	940	337	535	189	6	230	2,487
Additions	4	20	29	77	12	–	60	202
Deletions	–	–	(1)	(39)	–	–	–	(40)
Translation difference	(12)	(43)	(16)	(24)	(9)	(1)	(12)	(117)
Gross carrying value as of September 30, 2015	242	917	349	549	192	5	278	2,532
Accumulated depreciation as of April 1, 2015	(3)	(317)	(207)	(365)	(132)	(3)	–	(1,027)
Depreciation	–	(17)	(23)	(40)	(12)	–	–	(92)
Accumulated depreciation on deletions	–	–	1	16	–	–	–	17
Translation difference	1	15	10	15	6	–	–	47
Accumulated depreciation as of September 30, 2015	(2)	(319)	(219)	(374)	(138)	(3)	–	(1,055)
Carrying value as of April 1, 2015	247	623	130	170	57	3	230	1,460
Carrying value as of September 30, 2015	240	598	130	175	54	2	278	1,477

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2014:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2014	190	839	284	444	170	6	305	2,238
Additions	64	51	28	46	11	–	14	214
Deletions	–	–	(2)	(5)	(2)	(1)	(45)	(55)
Translation difference	(6)	(27)	(9)	(14)	(6)	–	(8)	(70)
Gross carrying value as of September 30, 2014	248	863	301	471	173	5	266	2,327
Accumulated depreciation as of April 1, 2014	–	(300)	(175)	(328)	(117)	(2)	–	(922)
Depreciation	(2)	(15)	(22)	(28)	(13)	–	–	(80)
Accumulated depreciation on deletions	–	–	2	3	2	–	–	7
Translation difference	–	10	5	10	4	(1)	–	28
Accumulated depreciation as of September 30, 2014	(2)	(305)	(190)	(343)	(124)	(3)	–	(967)
Carrying value as of April 1, 2014	190	539	109	116	53	4	305	1,316
Carrying value as of September 30, 2014	246	558	111	128	49	2	266	1,360

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2015:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2014	190	839	284	444	170	6	305	2,238
Acquisitions through business combination (Refer Note 2.3)	–	–	–	2	1	–	–	3
Additions	69	139	69	124	30	1	14	446
Deletions	–	–	(3)	(13)	(3)	(1)	(78)	(98)
Translation difference	(9)	(38)	(13)	(22)	(9)	–	(11)	(102)
Gross carrying value as of March 31, 2015	250	940	337	535	189	6	230	2,487
Accumulated depreciation as of April 1, 2014	–	(300)	(175)	(328)	(117)	(2)	–	(922)
Accumulated Depreciation on acquired assets	–	–	–	(1)	–	–	–	(1)
Depreciation	(3)	(31)	(42)	(63)	(24)	(1)	–	(164)
Accumulated depreciation on deletions	–	–	2	11	3	1	–	17
Translation difference	–	14	8	16	6	(1)	–	43
Accumulated depreciation as of March 31, 2015	(3)	(317)	(207)	(365)	(132)	(3)	–	(1,027)
Carrying value as of April 1, 2014	190	539	109	116	53	4	305	1,316
Carrying value as of March 31, 2015	247	623	130	170	57	3	230	1,460

During the three months ended June 30, 2014, the management based on internal and external technical evaluation had changed the useful life of certain assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from previous estimate.

The depreciation expense is included in cost of sales in the statement of comprehensive income.

Carrying value of land includes $94 million and $99 million as of September 30, 2015 and March 31, 2015, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to purchase or renew the properties on expiry of the lease period.

The contractual commitments for capital expenditure were $219 million and $252 million as of September 30, 2015 and March 31, 2015, respectively.

2.6 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

      (Dollars in millions)

	As of
	September 30, 2015	March 31, 2015
Carrying value at the beginning	495	360
Goodwill on Panaya acquisition (Refer note 2.3)	–	174
Goodwill on Kallidus d.b.a Skava acquisition (Refer note 2.3)	71	–
Translation differences	(7)	(39)
Carrying value at the end	559	495

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

Effective April 1, 2015, the company reorganized its business to support its objective of delivery innovation. Consequent to the internal reorganization there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer Note 2.14). Accordingly the goodwill has been allocated to the new operating segments as at September 30, 2015.

(Dollars in millions)

Segment	As of
September 30, 2015
Financial services	125
Manufacturing	124
Retail, Consumer packaged goods and Logistics	87
Life Sciences, Healthcare and Insurance	98
Energy & utilities, Communication and Services	99
533
Operating segments without significant goodwill	26
Total	559

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the group of CGU’s which is represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys Lodestone, Portland, Panaya and Kallidus d.b.a Skava acquisitions has been allocated to the groups of CGU’s which are represented by the entity’s operating segment.

The following table gives the break-up of allocation of goodwill to operating segments as at March 31, 2015:

 (Dollars in millions)

Segment	As of
March 31, 2015
Financial services	106
Manufacturing	105
Energy, communication and services	51
Resources & utilities	23
Life sciences and Healthcare	31
Insurance	58
Retail, consumer packaged goods and logistics	76
Growth markets	45
Total	495

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2015, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	13.9

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of September 30, 2015 were as follows:

(Dollars in millions)

	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	4,566	–	–	–	4,566
Available-for-sale financial assets (Refer to Note 2.2)	–	–	334	–	334
Trade receivables	1,585	–	–	–	1,585
Unbilled revenue	524	–	–	–	524
Prepayments and other assets (Refer to Note 2.4)	483	–	–	–	483
Derivative financial instruments	–	4	–	–	4
Total	7,158	4	334	–	7,496
Liabilities:
Trade payables	–	–	–	17	17
Derivative financial instruments	–	2	–	–	2
Client deposits	–	–	–	3	3
Employee benefit obligation	–	–	–	183	183
Other liabilities including contingent consideration (Refer note 2.9)	–	16	–	899	915
Total	–	18	–	1,102	1,120

The carrying value and fair value of financial instruments by categories as of March 31, 2015 were as follows:

(Dollars in millions)

	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	4,859	–	–	–	4,859
Available-for-sale financial assets (Refer to Note 2.2)	–	–	355	–	355
Trade receivables	1,554	–	–	–	1,554
Unbilled revenue	455	–	–	–	455
Prepayments and other assets	313	–	–	–	313
Derivative financial instruments	–	16	–	–	16
Total	7,181	16	355	–	7,552
Liabilities:
Trade payables	–	–	–	22	22
Derivative financial instruments	–	–	–	–	–
Client deposits	–	–	–	4	4
Employee benefit obligation	–	–	–	171	171
Other liabilities (Refer note 2.9)	–	–	–	782	782
Total	–	–	–	979	979

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2015:

(Dollars in millions)

	As of September 30, 2015	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer to Note 2.2)	88	88	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	240	62	178	–
Available- for- sale financial asset- Investments in preference securities (Refer to Note 2.2)	4	–	–	4
Available- for- sale financial asset- others (Refer Note 2.2)	2	–	–	2
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	4	–	4	–
Liabilities				–
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	2	–	2	–
Liability towards contingent consideration (Refer note 2.3)(1)	16	–	–	16

During the six months ended September 30, 2015, quoted debt securities of $35 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

(1) Discounted at 14.3%

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2015:

(Dollars in millions)

	As of March 31, 2015	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer to Note 2.2)	135	135	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer to Note 2.2)	5	–	5	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	215	97	118	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	16	–	16	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	–	–	–	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

(Dollars in millions)

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
Interest income on deposits and certificates of deposit	95	106	199	209
Income from available-for-sale financial assets	7	12	15	25
	102	118	214	234

Derivative financial instruments

The Group's holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and options contracts:

(In millions)

	As of
	September 30, 2015	March 31, 2015
Forward contracts
In U.S. dollars	644	716
In Euro	74	67
In United Kingdom Pound Sterling	65	73
In Australian dollars	95	98
In Canadian dollars	12	12
In Singapore dollars	10	25
In Swiss Franc	30	–
Options Contracts
In U.S. dollars	50	–

The Group recognized a net loss on derivative financial instruments of $3 million and a net gain of $14 million for the three months ended September 30, 2015 and September 30, 2014, respectively, which is included under other income.

The Group recognized a net loss on derivative financial instruments of $14 million and a net gain on derivative financial instruments of $27 million for the six months ended September 30, 2015 and September 30, 2014, respectively, which is included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)

	As of
	September 30, 2015	March 31, 2015
Not later than one month	216	237
Later than one month and not later than three months	377	605
Later than three months and not later than one year	397	155
	990	997

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks - market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the Indian rupee appreciates / depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(Dollars in millions)

	As of
	September 30, 2015	March 31, 2015
Aggregate amount of outstanding forward and option contracts	990	997
Gain on outstanding forward and option contracts	4	16
Loss on outstanding forward and option contracts	2	–

The following table analyses foreign currency risk from financial instruments as of September 30, 2015:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	179	21	35	24	75	334
Trade receivables	1,113	163	86	79	99	1,540
Unbilled revenue	337	70	27	22	43	499
Other assets	26	7	4	2	12	51
Trade payables	(7)	(1)	(1)	–	(5)	(14)
Client deposits	(2)	–	–	–	(1)	(3)
Accrued expenses	(140)	(29)	(21)	(5)	(36)	(231)
Employee benefit obligation	(78)	(12)	(6)	(21)	(17)	(134)
Other liabilities	(151)	(19)	(5)	(3)	(123)	(301)
Net assets / (liabilities)	1,277	200	119	98	47	1,741

The following table analyses foreign currency risk from financial instruments as of March 31, 2015:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	159	9	7	19	66	260
Trade receivables	1,075	166	87	75	96	1,499
Unbilled revenue	274	53	20	16	40	403
Other assets	13	5	3	1	10	32
Trade payables	(9)	(2)	–	–	(10)	(21)
Client deposits	(3)	–	–	–	(1)	(4)
Accrued expenses	(120)	(23)	(13)	(4)	(26)	(186)
Employee benefit obligation	(70)	(9)	(6)	(21)	(17)	(123)
Other liabilities	(122)	(19)	(4)	(3)	(101)	(249)
Net assets / (liabilities)	1,197	180	94	83	57	1,611

For the three months ended September 30, 2015 and September 30, 2014, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.51% and 0.54%, respectively.

For the six months ended September 30, 2015 and September 30, 2014, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.50% and 0.53%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $1,585 million and $1,554 million as of September 30, 2015 and March 31, 2015, respectively and unbilled revenue amounting to $524 million and $455 million as of September 30, 2015 and March 31, 2015, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
Revenue from top customer	3.7	3.4	3.7	3.4
Revenue from top five customers	14.0	13.6	14.0	13.7

Financial assets that are neither past due nor impaired

Cash and cash equivalents and available-for-sale financial assets and investments in certificates of deposit are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units, quoted debt securities and unquoted equity and preference securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, $1,104 million and $1,174 million as of September 30, 2015 and March 31, 2015, were neither past due nor impaired.

There is no other class of financial assets that is not past due but impaired except for trade receivables of $6 million and $4 million as of September 30, 2015 and March 31, 2015, respectively.

Financial assets that are past due but not impaired

The Group's credit period generally ranges from 30-60 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of $52 million and $55 million as of September 30, 2015 and March 31, 2015, respectively, that are past due, is given below:

(Dollars in millions)

	As of
Period (in days)	September 30, 2015	March 31, 2015
Less than 30	301	263
31 – 60	103	55
61 – 90	40	14
More than 90	37	48
	481	380

The provision for doubtful trade receivables for the three months and six months ended September 30, 2015 is $2 million and $1 million, respectively.

The provision for doubtful trade receivables for the three months and six months ended September 30, 2014 is $9 million and $28 million, respectively.

The movement in the provisions for doubtful trade receivable is as follows:

(Dollars in millions)

	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2015	2014	2015	2014	2015
Balance at the beginning	58	55	59	36	36
Translation differences	(2)	(1)	(2)	(1)	(4)
Provisions for doubtful trade receivable	2	9	1	28	29
Trade receivables written off	–	(1)	–	(1)	(2)
Balance at the end	58	62	58	62	59

Liquidity risk

As of September 30, 2015, the Group had a working capital of $5,476 million including cash and cash equivalents of $4,566 million and current available-for-sale financial assets of $89 million. As of March 31, 2015, the Group had a working capital of $5,731 million including cash and cash equivalents of $4,859 million and current available-for-sale financial assets of $140 million.

As of September 30, 2015 and March 31, 2015, the outstanding employee benefit obligations were $183 million and $171 million, respectively, which have been substantially funded. Further, as of September 30, 2015 and March 31, 2015, the Group had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of September 30, 2015:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	17	–	–	–	17
Client deposits	3	–	–	–	3
Other liabilities (excluding liability towards acquisition - Refer Note 2.9)	800	1	1	–	802
Liability towards acquisitions on an undiscounted basis (including contingent consideration) -Refer Note 2.9	104	7	7	–	118

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2015:

 (Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	22	–	–	–	22
Client deposits	4	–	–	–	4
Other liabilities (excluding liabilities towards acquisition and incentive accruals - Refer Note 2.9)	704	–	–	–	704
Liability towards acquisitions on an undiscounted basis (Refer Note 2.9)	84	–	–	–	84

As of September 30, 2015 and March 31, 2015, the Group had outstanding financial guarantees of $8 million and $7 million, respectively towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the Group’s knowledge there has been no breach of any term of the lease agreement as of September 30, 2015 and March 31, 2015.

Offsetting of financial assets and financial liabilities:

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognised amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)

	As of		As of
	September 30, 2015		March 31, 2015
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognised financial asset/liability	7	(5)	17	(1)
Amount set off	(3)	3	(1)	1
Net amount presented in balance sheet	4	(2)	16	–

2.8 Provisions

Provisions comprise the following:

(Dollars in millions)

	As of
	September 30, 2015	March 31, 2015
Provision for post sales client support and other provisions	66	77
	66	77

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)

	Three months ended September 30, 2015	Six months ended September 30, 2015
Balance at the beginning	74	77
Translation differences	–	–
Provision recognized/(reversed)	(1)	3
Provision utilized	(7)	(14)
Balance at the end	66	66

Provision for post sales client support and other provisions is included in cost of sales in the statement of comprehensive income.

As of September 30, 2015 and March 31, 2015, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian income tax authorities- Refer to Note 2.11) amounted to $41 million (270 crore) and $42 million (261 crore), respectively.

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.9 Other liabilities

Other liabilities comprise the following:

  (Dollars in millions)

	As of
	September 30, 2015	March 31, 2015
Current
Accrued compensation to employees	374	337
Accrued expenses	377	318
Withholding taxes payable (1)	187	145
Retainage	9	8
Liabilities of controlled trusts	26	28
Accrued gratuity	–	1
Liability towards acquisition of business	97	78
Liability towards contingent consideration (Refer note 2.3)	5	–
Others	15	12
	1,090	927
Non-Current
Liability towards contingent consideration (Refer note 2.3)	11	–
Accrued compensation to employees	1	–
Deferred income - government grant on land use rights (1)	7	8
	19	8
	1,109	935
Financial liabilities included in other liabilities	915	782
Financial liability towards acquisitions on an undiscounted basis (including contingent consideration)- Refer note 2.3	118	84

(1) Non financial liabilities

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.10 Employees' Stock Option Plans (ESOP)

2011 RSU Plan (the 2011 Plan): The Company has a 2011 RSU Plan which provides for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the Plan is 1,13,34,400 shares (held by the Infosys Limited Employees' Welfare Trust and adjusted for bonus shares issued) and the plan shall continue in effect for a term of 10 years from the date of initial grant under the plan. The RSUs will be issued at par value of the equity share. As on September 30, 2015, 1,11,02,071 shares are available for issue under the 2011 plan. The 2011 Plan is administered by the Management Development and Compensation Committee ( the Committee) now known as the Nomination and Remuneration Committee (the Committee) and through the Infosys Limited Employees' Welfare Trust ( the trust). The Committee is comprised of independent members of the Board of Directors.

During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units ( adjusted for bonus issues) to Dr. Vishal Sikka , Chief Executive Officer and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, granted 124,061 RSUs to Dr. Vishal Sikka. The RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The activity in the 2011 Plan during the three months and six months ended September 30, 2015 is set out below:

Particulars	Three months ended September 30, 2015		Six months ended September 30, 2015
	Shares arising out of options	Weighted average exercise price ($)	Shares arising out of options	Weighted average exercise price ($)
2011 Plan:
Outstanding at the beginning(1)	2,32,329	0.08	1,08,268	0.08
Granted	–	–	1,24,061	0.08
Forfeited and expired	–	–	–	–
Exercised	9,116	0.08	9,116	0.08
Outstanding at the end	2,23,213	0.08	2,23,213	0.08
Exercisable at the end	–	–	–	–

(1)adjusted for bonus issues (Refer note 2.17)

The weighted average share price of options exercised under the 2011 Plan on the date of exercise was $16.

The activity in the 2011 Plan during the three months and six months ended September 30, 2014 is set out below:

Particulars	Three months ended September 30, 2014		Six months ended September 30, 2014
	Shares arising out of options	Weighted average exercise price ($)	Shares arising out of options	Weighted average exercise price ($)
2011 Plan:
Outstanding at the beginning	–	–	–	–
Granted(1)	91,176	0.08	91,176	0.08
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	91,176	0.08	91,176	0.08
Exercisable at the end	–	–	–	–

(1)Adjusted for bonus issues. (Refer note 2.17)

The weighted average remaining contractual life of RSUs outstanding as of September 30, 2015 and March 31, 2015 under the 2011 Plan was 2.47 years and 2.39 years, respectively.

The expected term of the RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

The fair value of each RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Options granted during	Fiscal 2016	Fiscal 2015
Grant date	22-Jun-15	21-Aug-14
Weighted average share price ($) (1)	16	58
Exercise price ($)	0.08	0.08
Expected volatility (%)	28 - 36	30-37
Expected life of the option (years)	1 - 4	1 - 4
Expected dividends (%)	2.43	1.84
Risk–free interest rate (%)	7- 8	8 - 9
Weighted average fair value as on grant date ($) (1)	15	55

(1) Data for Fiscal 2015 is not adjusted for bonus issues

During each of the three months ended September 30, 2015 and September 30, 2014, the company recorded an employee stock compensation expense of less than $1 million in the statement of comprehensive income.

During each of the six months ended September 30, 2015 and September 30, 2014, the company recorded an employee stock compensation expense of less than $1 million in the statement of comprehensive income.

2.11 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(Dollars in millions)

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
Current taxes
Domestic taxes	172	163	314	319
Foreign taxes	48	49	84	90
	220	212	398	409
Deferred taxes
Domestic taxes	(1)	1	6	(2)
Foreign taxes	(7)	(5)	(8)	(6)
	(8)	(4)	(2)	(8)
Income tax expense	212	208	396	401

Income tax expense for each of the three months ended September 30, 2015 and September 30, 2014 includes reversals (net of provisions) of $5 million, pertaining to earlier periods.

Income tax expense for the six months ended September 30, 2015 and September 30, 2014 includes reversals (net of provisions) of $18 million and $8 millions pertaining to earlier periods.

Entire deferred income tax for the three months and six months ended September 30, 2015 and September 30, 2014 relates to origination and reversal of temporary differences.

For the three months and six months ended September 30, 2015, a deferred tax liability of less than $1 million each, relating to available-for-sale financial assets has been recognized in other comprehensive income.

For the three months and six months ended September 30, 2014, a reversal of deferred tax asset of less than $1 million and $2 million, respectively, relating to available-for-sale financial assets has been recognized in other comprehensive income.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

    (Dollars in millions)

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
Profit before income taxes	731	719	1,391	1,394
Enacted tax rates in India	34.61%	33.99%	34.61%	33.99%
Computed expected tax expense	253	245	482	474
Tax effect due to non-taxable income for Indian tax purposes	(74)	(69)	(136)	(134)
Overseas taxes	28	34	51	64
Tax reversals, overseas and domestic	(5)	(5)	(18)	(8)
Effect of differential overseas tax rates	2	(1)	1	(2)
Effect of exempt non operating income	(2)	(4)	(5)	(9)
Effect of unrecognized deferred tax assets	–	–	2	3
Effect of non-deductible expenses	11	12	22	18
Additional deductions on research and development expense	(2)	(3)	(4)	(5)
Others	1	(1)	1	–
Income tax expense	212	208	396	401

The applicable Indian statutory tax rate for fiscal 2016 is 34.61% and fiscal 2015 is 33.99%, respectively. The change in the tax rate is consequent to the changes made in Finance Act 2015.

During the six months ended September 30, 2015 and September 30, 2014, the company has claimed weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which has been renewed effective April 2014. The weighted tax deduction is equal to 200% of such expenditures incurred.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India had provided to the export of software from the specifically designated units registered under the Software Technology Parks Scheme (STP) in India and the company continues to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, the income tax incentives provided by the Government of India for STP units have expired, and all the STP units are now taxable. SEZ units which began providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

As of September 30, 2015, claims against the group not acknowledged as debts from the Indian Income tax authorities net of amount paid to statutory authorities of $526 million (3,451 crore) amounted to $2 million (11 crore).

As of March 31, 2015, claims against the group not acknowledged as debts from the Indian Income tax authorities net of amount paid to statutory authorities of $571 million (3,568 crore) amounted to less than $1 million (3 crore).

Payment of $526 million (3,451 crore) includes demands from the Indian Income tax authorities of $491 million (3,221 crore), including interest of $145 million (951 crore) upon completion of their tax assessment for fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010.

These income tax demands are mainly on account of disallowance of portion of the deduction claimed by the company under Section 10A of the Income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover, disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. The matter for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax (Appeals) Bangalore. The matter for fiscal 2010 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations

2.12 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
Basic earnings per equity share - weighted average number of equity shares outstanding(1)(2)	2,285,614,029	2,285,610,264	2,285,612,157	2,285,610,264
Effect of dilutive common equivalent shares	99,013	5,848	84,521	2,924
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	2,285,713,042	2,285,616,112	2,285,696,678	2,285,613,188

(1)	Excludes treasury shares
(2)	adjusted for bonus issues. Refer Note 2.17

For the three months and six months ended September 30, 2015 and September 30, 2014, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.13 Related party transactions

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(Dollars in millions)

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
Salaries and other employee benefits to whole-time directors and executive officers(1)	1	1	5	3
Commission and other benefits to non-executive/ independent directors	–	–	–	–
Total	1	1	5	3

(1) Includes stock compensation expense of less than $1 million

2.14 Segment Reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective April 1, 2015, the Company reorganized its segments to support its objective of delivery innovation. This structure will help deliver services that will reflect the way technology is consumed in layers by the client’s enterprise. Consequent to the internal reorganization, Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa have been subsumed across the other verticals and businesses in India, Japan and China are run as standalone regional business units.

Consequent to the internal reorganization, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Company are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment. All other segments represents the operating segments of businesses in India, Japan and China. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above changes in the composition of reportable business segments, the prior period comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.14.1 Business Segments

Three months ended September 30, 2015 and September 30, 2014

(Dollars in millions)

	FS	MFG	ECS	RCL	HILIFE	All other segments	Total
Revenues	649	554	431	395	319	44	2,392
	591	498	431	367	275	39	2,201
Identifiable operating expenses	302	281	197	186	151	24	1,141
	282	250	189	168	136	30	1,055
Allocated expenses	155	137	106	98	79	11	586
	136	120	103	89	66	10	524
Segment profit	192	136	128	111	89	9	665
	173	128	139	110	73	(1)	622
Unallocable expenses							55
							47
Operating profit							610
							575
Other income, net							121
							144
Share in associate's profit / (loss)							–
							–
Profit before Income taxes							731
							719
Income tax expense							212
							208
Net profit							519
							511
Depreciation and amortisation							55
							47
Non-cash expenses other than depreciation and amortisation							–
							–

Six months ended September 30, 2015 and September 30, 2014

(Dollars in millions)

	FS	MFG	ECS	RCL	HILIFE	All other segments	Total
Revenues	1,259	1,077	843	763	625	80	4,647
	1,174	980	831	733	541	75	4,334
Identifiable operating expenses	603	554	386	364	305	54	2,266
	568	499	374	338	272	67	2,118
Allocated expenses	295	263	207	187	153	20	1,125
	266	233	198	175	129	18	1,019
Segment profit	361	260	250	212	167	6	1,256
	340	248	259	220	140	(10)	1,197
Unallocable expenses							105
							86
Operating profit							1,151
							1,111
Other income, net							240
							283
Share in associate's profit / (loss)							–
							–
Profit before Income taxes							1,391
							1,394
Income tax expense							396
							401
Net profit							995
							993
Depreciation and amortisation							104
							86
Non-cash expenses other than depreciation and amortisation							1
							–

2.15.2 Geographic Segments

Three months ended September 30, 2015 and September 30, 2014

(Dollars in millions)

	North America	Europe	India	Rest of the World	Total
Revenues	1,513	548	55	276	2,392
	1,338	543	49	271	2,201
Identifiable operating expenses	735	267	13	126	1,141
	646	258	26	125	1,055
Allocated expenses	374	135	12	65	586
	322	130	11	61	524
Segment profit	404	146	30	85	665
	370	155	12	85	622
Unallocable expenses					55
					47
Operating profit					610
					575
Other income, net					121
					144
Share in associate's profit / (loss)					–
					–
Profit before Income taxes					731
					719
Income Tax expense					212
					208
Net profit					519
					511
Depreciation and amortisation					55
					47
Non-cash expenses other than depreciation and amortisation					–
					–

Six months ended September 30, 2015 and September 30, 2014

(Dollars in millions)

	North America	Europe	India	Rest of the World	Total
Revenues	2,939	1,053	105	550	4,647
	2,635	1,065	100	534	4,334
Identifiable operating expenses	1,457	519	51	239	2,266
	1,277	524	67	250	2,118
Allocated expenses	719	257	22	127	1,125
	627	252	21	119	1,019
Segment profit	763	277	32	184	1,256
	731	289	12	165	1,197
Unallocable expenses					105
					86
Operating profit					1,151
					1,111
Other income, net					240
					283
Share in associate's profit / (loss)					–
					–
Profit before Income taxes					1,391
					1,394
Income Tax expense					396
					401
Net profit					995
					993
Depreciation and amortisation					104
					86
Non-cash expenses other than depreciation and amortisation					1
					–

2.14.3 Significant clients

No client individually accounted for more than 10% of the revenues for the three months and six months ended September 30, 2015 and September 30, 2014.

2.15 Break-up of expenses

Cost of sales

(Dollars in millions)

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
Employee benefit costs	1,155	1,092	2,277	2,183
Deferred purchase price pertaining to acquisition	10	10	19	19
Depreciation and amortisation	55	47	104	86
Travelling costs	66	58	130	116
Cost of technical sub-contractors	131	84	249	159
Cost of software packages for own use	27	29	57	67
Third party items bought for service delivery to clients	26	6	44	15
Operating lease payments	9	9	18	18
Communication costs	7	6	14	13
Repairs and maintenance	5	4	14	10
Provision for post-sales client support	(5)	3	(7)	4
Other expenses	2	5	3	7
Total	1,488	1,353	2,922	2,697

Sales and marketing expenses

(Dollars in millions)

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
Employee benefit costs	103	103	201	196
Travelling costs	13	12	26	21
Branding and marketing	9	7	21	12
Operating lease payments	2	2	3	3
Consultancy and professional charges	2	–	4	1
Communication costs	1	2	1	2
Other expenses	(1)	1	2	3
Total	129	127	258	238

Administrative expenses

(Dollars in millions)

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
Employee benefit costs	53	45	97	90
Consultancy and professional charges	25	14	48	21
Repairs and maintenance	31	22	59	41
Power and fuel	9	10	17	19
Communication costs	10	10	19	22
Travelling costs	9	9	21	16
Rates and taxes	5	5	10	9
Operating lease payments	3	2	5	5
Insurance charges	2	2	4	4
Provisions for doubtful trade receivable	2	9	1	28
Commission to non-whole time directors	–	–	1	–
Contributions towards Corporate Social Responsibility	9	13	16	21
Other expenses	7	5	18	12
Total	165	146	316	288

2.16 Dividends

The Board has increased dividend pay-out ratio from up to 40% to upto 50% of post-tax consolidated profits effective fiscal 2015.

The amount of per share dividend recognized as distributions to equity shareholders for the six months ended September 30, 2015 and September 30, 2014 was 29.50/- per equity share ($0.47 per equity share) (not adjusted for June 17, 2015 bonus issue) and 43.00/- per equity share ($0.72 per equity share) (not adjusted for bonus issues), respectively.

The Board of Directors, in their meeting on October 12, 2015, declared an interim dividend of approximately $0.15 per equity share (10/- per equity share), which would result in a net cash outflow of approximately $420 million, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax.

2.17 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/-. The Company has allotted 1,148,472,332 fully paid up equity shares of face value 5/- each during the three months ended June 30, 2015 pursuant to a bonus issue approved by the shareholders through postal ballot. Book closure date fixed by the Board was June 17, 2015. Bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares. 11,325,284 and 56,67,200 shares were held by controlled trust, as of September 30, 2015 and March 31, 2015, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilised for bonus issue from share premium account.